

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Marcelo Fischer
Chief Financial Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

>   **Re: IDT Corporation**
>   **Form 10-K for the Year Ended July 31, 2021**
>   **Filed October 14, 2021**
>   **File No. 001-16371**

Dear Mr. Fischer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology